[Dyadic International, Inc. Letterhead]

October 10, 2014

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Dyadic International, Inc. Request for Withdrawal on Form RW
Registration Statement Form 10-12G (File No. 000-55264)

Ladies and Gentleman:
Pursuant to the request of the Staff set forth in Comment No. 1 of the letter from Pamela Long dated September 11, 2014 providing comments on the above Form 10 filing, Dyadic International, Inc. (the “Company”) hereby withdraws the filing in order to avoid having the Form 10 become effective prior to completing the comment process with the SEC Staff.  The Company desires to work diligently with the Staff to complete the preparation of its Form 10 in a manner responsive to the Staff’s suggestions and comments and to also finalize the Confidential Treatment Request that accompanied Amendment No. 1.
The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective on October 14, 2014, sixty days after its initial filing (pursuant to Exchange Act Section 12(g)(1)). Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Exchange Act.
It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. Please direct questions with respect to this matter to:
Karen Dempsey
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105
Telephone: (415) 773-4140
Email: kdempsey@orrick.com

Securities and Exchange Commission
 Division of Corporation Finance
October 10, 2014

Thomas Dubinski, Vice President and Chief Financial Officer
Dyadic International, Inc.
140 Intracoastal Pointe Drive, Suite 404
Jupiter, Florida 33477-5094
Telephone: (561) 743-8333
Email: tdubinski@dyadic.com

Very truly yours:

/s/ Thomas L. Dubinski
Thomas L. Dubinski
Vice President and Chief Financial Officer

Cc:	Mark Emalfarb
Michael Faby
Karen Dempsey
Andrew Thorpe